UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42154

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

+86 400 100 7299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

As previously disclosed in the Current Report on Form 6-K of Eshallgo Inc(the “Company”) filed with the U.S. Securities and Exchange Commission on January 8, 2026, at an annual general meeting held on January 8, 2026 (the “Meeting”), the shareholders approved a share consolidation of all of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares, at a ratio of not less than 1-for-10 and not more than 1-for-200, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders, and authorize the Board of Directors to implement such share consolidation at its discretion at any time prior to the one-year anniversary of the Meeting.

On April1 10, 2026, the Board of Directors of the Company approved a share consolidation  of all of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-sixteen (1-for-16) (the “Share Consolidation”).

Upon the opening of the market on April 20, 2026, the Company’s Class A ordinary shares began trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Share Consolidation basis under the current symbol “EHGO”. The new CUSIP number following the Share Consolidation is G3121H111.

The Share Consolidation reduces the number of outstanding Class A ordinary shares of the Company from approximately 26.51 million to approximately 1.66 million and reduces the number of outstanding Class B ordinary shares of the Company from approximately 5.86 million to approximately 0.37 million. Every sixteen (16) outstanding Class A ordinary shares are combined into and automatically become one post-Share Consolidation Class A ordinary share. Every sixteen (16) outstanding Class B ordinary shares are combined into and automatically become one post-Share Consolidation Class B ordinary share. No fractional shares will be issued in connection with the Share Consolidation. Instead, the Company will issue one full post-Share Consolidation Class A ordinary share or Class B ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Share Consolidation, the par value of the Class A ordinary shares and Class B ordinary shares will be increased to $0.0016 per share and the number of authorized ordinary shares will be reduced to 31,250,000 ordinary shares of a par value of US$0.0016 each comprising (i) 28,125,000 Class A ordinary shares of a par value of US$0.0016 each and (ii) 3,125,000 Class B ordinary shares of a par value of US$0.0016 each .

The March 2026 Share Consolidation is intended for the Company to maintain compliance with Nasdaq Listing Rule 5550(a)(2), which requires that listed shares maintain a minimum bid price of US$1.00 per share.

In connection with the Share Consolidation, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such amended and restated memorandum and articles of association.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated April 16, 2026 titled “Eshallgo Announces 1 for 16 Share Consolidation, dated April 16, 2026”

EXHIBIT INDEX

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Press Release - Eshallgo Announces 1 for 16 Share Consolidation, dated April 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eshallgo Inc

Date: April 22, 2026	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

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